EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY (1)

Names	State of Incorporation or Organization	D/B/A (if applicable)
The Healthy Edge, Inc	Arizona
Chamberlin Natural Foods, Inc.	Florida	Chamberlin’s Market & Café
Health Food Associates, Inc.	Oklahoma	Akin’s Natural Foods
Hawaiian Natural Water Co., Inc	Delaware
The Beverage Group, Inc.	Delaware
Idaho Water 2009, Inc. (Formerly Trinity Springs, Inc.)	Delaware
AMCON Acquisition Corporation	Delaware
AMCON Bismarck Land Co.	Delaware
EOM Acquisition Corp.	Delaware	Earth Origins Market
Westchase Real Estate LLC	Florida
Charles Way LLC	Missouri
Peoria Land Company, LLC	Illinois
Colorado City Land Company, LLC	Colorado
Boise Land Company, LLC	Idaho
LOL Foods, Inc.	Nebraska	Henry’s Foods, Inc.
HF Real Estate, LLC	Minnesota
McKinley Logistics, LLC	Ohio
Team Sledd, LLC	Delaware

(1)	Each of the named subsidiaries is not necessarily a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X.